                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2002

                   Commission File Number ____________________

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                 (Translation of Registrant's name into English)

            #500, 56 EAST 2ND AVENUE, VANCOUVER, B.C., CANADA V5T 1B1
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F______ Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes______ No______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, XXXX XXX Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 18, 2002


By: /s/  JULIET JONES
----------------------
Juliet Jones
President and CEO

                    [PEACE ARCH ENTERTAINMENT GROUP INC. LOGO]


                   NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS



TAKE NOTICE that the 2003 Annual General Meeting of the Members of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at 5th floor, 56 East 2nd Avenue, Vancouver, British Columbia, on:

                                January 20, 2003

at the hour of 10:00 o'clock in the forenoon (Pacific Standard Time) for the following purposes:

1.   to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended August 31, 2002 and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.   to determine the number of directors and to elect directors;

5. to pass a resolution approving the issuance or reservation for issuance of an aggregate 16,196,333 Class B Subordinate Voting shares of the Company pursuant to the Private Placement Financing, Asset Acquisition, Debt Restructuring and Release and Reconstitution of Loan Guarantee described under the heading "Particulars of Matters to be Acted Upon -- Approval of Share Issuances" in the Company's Information Circular dated December 18, 2002;

6. to pass a resolution authorizing the directors to arrange from time to time additional private placements that are substantially at arm's length, in accordance with The Toronto Stock Exchange guidelines, not materially affecting control of the Company and not to exceed the number of issued and outstanding shares in the aggregate of the Company after giving effect to the share issuances described under the heading "Particulars of Matters to be Acted Upon -- Approval of Share Issuances -- Private Placement Financing and Asset Acquisition" in the Company's Information Circular dated December 18, 2002;

7. to pass a resolution amending the Company's Amended Share Option Plan to increase the number of shares of the Company reserved for issuance thereunder;

8.   to transact such other business as may properly come before the Meeting.


         Suite 500, 56 East 2nd Avenue, Vancouver, B.C., Canada V5T 1B1
                     Tel: (604) 681.9308 Fax: (604) 681-3299
                                www.peacearch.com

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. Unregistered shareholders who received the enclosed form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Vancouver, British Columbia, this 18th day of December, 2002.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "Juliet Jones"
                                President and CEO

                    [PEACE ARCH ENTERTAINMENT GROUP INC. LOGO]

                          Suite 500, 56 East 2nd Avenue
                         Vancouver, B.C., Canada V5T 1B1
                            Telephone: (604) 681-9308


                              INFORMATION CIRCULAR

                  AS AT AND DATED THE 18TH DAY OF DECEMBER 2002
                         (unless otherwise noted herein)

This Information Circular accompanies the Notice of the 2003 Annual General Meeting of Members of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              PERSONS OR COMPANIES
                             MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                    COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those members so desiring may be represented by proxy at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Company. A member has the right to appoint a person (who need not be a member) to attend and act on his behalf at the Meeting other than the persons named as proxyholders in the form of proxy accompanying this Information Circular. To exercise this right, the member must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or at the Head Office of the Company at the address set out above, not less than one hour prior to the time of the holding of the Meeting or any adjournment thereof. Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS

NAMED IN THE FORM OF PROXY TO ACT AS THE MEMBER'S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                                VOTING SHARES AND
                            PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value and 25,000,000 preference shares without par value. As at December 13, 2002, there are 1,091,874 Class A Multiple Voting Shares, 2,795,971 Class B Subordinate Voting Shares and no preference shares issued and outstanding. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy or other proper authority and entitled to vote shall have ten (10) votes for each Class A Multiple Voting Share and one (1) vote for each Class B Subordinate Voting Share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll that is requested by a member or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Presence in person or by proxy of 33 1/3% of the Company's shares issued and outstanding on the record date is required for a quorum.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:



                                                               NUMBER OF SECURITIES           PERCENTAGE OF CLASS
                                                            ---------------------------- ------------------------------
NAME                                TYPE OF OWNERSHIP         CLASS A        CLASS B       CLASS A         CLASS B
----                                -----------------       ------------- -------------- ------------- ----------------
Working Opportunity Fund                  Direct              160,000        160,000        14.7%           5.7%
(EVCC) Ltd.

RBC Capital Partners                      Direct              127,919        139,170        11.7%           5.0%


The directors have determined that all members of record as of the 16th day of December, 2002 will be entitled to receive notice of and to vote at the Meeting.

RESTRICTIONS ON THE ISSUE AND TRANSFER OF SHARES

THE POWER OF THE COMPANY TO ISSUE ANY OF ITS SHARES OR ANY SECURITY CURRENTLY CONVERTIBLE INTO ANY OF ITS SHARES AND THE RIGHT OF ANY HOLDER OF THE COMPANY'S SHARES TO TRANSFER SUCH SHARES IS RESTRICTED IN THE MANNER SET OUT IN THE COMPANY'S ARTICLES FOR THE PURPOSES OF ENSURING THAT THE COMPANY, OR ANY CORPORATION IN WHICH THE COMPANY HAS A DIRECT OR INDIRECT INTEREST THROUGH THE HOLDING OF SHARES IN THAT OR

OTHER CORPORATIONS, IS AND REMAINS ELIGIBLE FOR INCENTIVES, LOANS, GRANTS, TAX CREDITS AND OTHER FINANCIAL ASSISTANCE AVAILABLE ONLY TO CANADIANS.

                              ELECTION OF DIRECTORS

     Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY THE SHARES REPRESENTED BY PROXY WILL BE VOTED ON A POLL FOR THE NOMINEES LISTED BELOW OR, FAILING SHAREHOLDER APPROVAL OF THE SHARE ISSUANCES DESCRIBED HEREIN UNDER THE HEADING "PARTICULARS OF MATTERS TO BE ACTED UPON -- APPROVAL OF SHARE ISSUANCES", NOMINEES PROPOSED BY ONE OR MORE MEMBERS OF THE CURRENT BOARD OF DIRECTORS OF THE COMPANY AS REFERRED TO IN FOOTNOTE 1 BELOW .

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS. Management nominees for the board of directors are based on the Share Issuances described herein under the heading "Particulars of Matters to be Acted Upon -- Approval of Share Issuances" receiving shareholder approval. Failing shareholder approval of the Share Issuances, it is intended that the person named in the proxy as nominee will vote the shares represented by proxy on a poll for the election of nominees proposed by one or more members of the current board of directors of the Company as referred to in footnote 1 below.

Management proposes that the number of directors for the Company be reduced by one (1) from the preceding year and fixed at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:


                                              NO. OF SHARES BENEFICIALLY OWNED,
                                              DIRECTLY OR INDIRECTLY, OR OVER
                                              WHICH CONTROL OR DIRECTION IS
                                              EXERCISED AT THE DATE OF THIS          PRINCIPAL OCCUPATION AND IF NOT AT
                                              INFORMATION CIRCULAR                   PRESENT AN ELECTED DIRECTOR,
NAME AND                        DIRECTOR      -------------------------------------- OCCUPATION DURING THE PAST FIVE (5)
PRESENT OFFICE HELD             SINCE          CLASS A SHARES      CLASS B SHARES    YEARS
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
JULIET JONES                    February      9,981               7,410              President and CEO of Peace Arch
West Vancouver, B.C.            22, 2001                                             Entertainment Group Inc.
President and CEO
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
NELSON THALL[1]                 Nominee       Nil                 Nil                Media Scientist, Independent Contractor
Toronto, Ontario
                                                                                     See (4) below
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
GARY HOWSAM[1]                  Nominee       Nil                 Nil                President of Greenlight Film &
Toronto, Ontario                                                                     Television Inc.  (1997 - Present)
                                                                                     See (2) below
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
RICHARD K. WATSON[1]            Nominee       Nil                 Nil                Self Employed Lawyer
Toronto, Ontario                                                                     (1987 - Present)

                                                                                     See (3) below
------------------------------- ------------- ------------------- ------------------ ---------------------------------------

JAMIE BROWN[1]                  Nominee       Nil                 Nil                Company Director of Studio Eight
London, UK                                                                           Productions Ltd.  (1994 - Present)

                                                                                     See (5) below
============================================================================================================================

[1] The consent to act as a director of each of these nominees is subject to the approval by shareholders of the Share Issuances described hereunder under the heading "Particulars of Matters to be Acted Upon -- Approval of Share Issuances". If such Share Issuances are not approved, then the persons to be nominated for these positions as directors shall be as determined by the members duly represented at the Meeting or any adjournment thereof and may include persons proposed by one or more members of the current board of directors of the Company.

(2) Gary Howsam has more than twenty years of executive level experience in the Canadian motion picture industry. From 1997 to present, Mr. Howsam was President of Greenlight Film and Television Inc., which along with its affiliates, develops, produces, finances and distributes feature films.

From 1991 to 1997, Mr. Howsam was President of Healthlink Communications Inc., a company in the business of healthcare communications. From 1994 to 1997, Mr. Howsam was CEO of Greenlight Communications Inc., overseeing its entertainment division. Greenlight Communications Inc. is a publicly held Toronto Company.

From 1980 to 1987 Mr. Howsam was Chairman and CEO of Greenlight Productions Ltd., a film and video production company in the business of producing healthcare products, computer graphics and special effects and medical education products and documentaries. Mr. Howsam produced and directed over 100 hours of health education documentary shorts during this period.

(3) Richard Watson has practiced corporate commercial law in Toronto for over 25 years. During that time, he has been legal counsel for a wide variety of Canadian public and private companies. Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(4) Nelson Thall has an extensive business career, including serving as a director of Torstar Corp., McLuhan Institute and Nielsen-Ferns Limited. Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc. Mr. Thall is a well known media critic and social commentator in North America. He studied media science under Marshall McLuhan at the Center for Culture and Technology and St. Michaels College in Toronto.

(5) Jamie Brown is a Canadian producer and writer who resides in London, England. He has produced or executive produced approximately 29 feature films and in the UK is one of the most active producers of U.K. \ Canada co-productions. As a writer, Mr. Brown created several successfully-produced screenplays, supervised story departments on major television series and has published five novels, including a Canadian best-seller. Mr. Brown co-produced two major television series in the pound sterling 15 million budget region with the Company. Through his contacts in Canada, the U.K. France and Ireland, Jamie has become highly experienced in developing and financing international co-productions.

Four (4) of the Five (5) nominees are residents of Canada. At December 13, 2002, the Company has audit (Vincent Lum, Alan Hibben and Derek Douglas), executive/corporate governance (Cameron White, Juliet Jones and Alan Hibben), greenlight (project approval) (Derek Douglas and Cameron White) and compensation (Vincent Lum and Derek Douglas) committees, the members of which are to be appointed for the ensuing year.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act (British Columbia) at Vancouver, B.C. on the 24th day of November, 2002.

                             EXECUTIVE COMPENSATION
                         (FORM 41, B.C. SECURITIES ACT)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means the CEO regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an executive officer at the end of such financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2002 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had six Named Executive Officers, W.D. Cameron White, Timothy Gamble, Juliet Jones, Garth Albright, Kent Wingerak and John Nicolls. There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 2002.

SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                           ----------------------------------------- ----------------------------------
                                                                          AWARDS            PAYOUTS
                           ----------- ----------- ----------------- ------------------- --------------
NAME AND                                             OTHER ANNUAL    SECURITIES UNDER                       ALL OTHER
PRINCIPAL           YEAR     SALARY      BONUS      COMPENSATION      OPTIONS GRANTED     LTIP PAYOUTS    COMPENSATION
POSITION            [1]       ($)         ($)            ($)                (#)               ($)             ($)
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
WD Cameron          2002      Nil         Nil            Nil             10,000[2]            Nil         200,000[8]
White,             ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Chairman[3]         2001    108,333       Nil            Nil             25,000[2]            Nil          91,667[8]
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2000    200,000     100,000          Nil             25,000[2]            Nil             Nil
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Timothy Gamble[4]   2002     50,000       Nil            Nil                Nil               Nil          50,000[9]
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2001    200,000       Nil            Nil             50,000[2]            Nil             Nil
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2000    200,000     100,000          Nil             25,000[2]            Nil             Nil
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Juliet Jones,       2002    168,445       Nil            Nil            100,000[2]            Nil             Nil
President and      ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Chief Executive     2001    157,417       Nil            Nil             50,000[2]            Nil             Nil
Officer[5]         ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2000    120,000      60,000          Nil             25,000[2]            Nil             Nil
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------

                                       6

------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Garth Albright      2002    112,626       Nil            Nil                Nil               Nil          30,000[8]
Chief Financial    ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Officer[10]         2001     49,520       Nil            Nil             20,000[2]            Nil             Nil
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2000      N/A         N/A            N/A                N/A               N/A             N/A
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Kent Wingerak.      2002     86,250     22,500[7]        Nil             35,000[2]            Nil             Nil
Executive Vice     ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
President, Peace    2001     82,500       Nil            Nil                Nil               Nil             Nil
Arch Productions   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Inc.                2000      Nil         Nil            Nil             20,000[2]            Nil             Nil
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
John Nicolls        2002     97,867       Nil         2,200[11]             Nil               Nil          30,548[8]
Director of        ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Business            2001     97,500       Nil            Nil                Nil               Nil             Nil
Affairs[12]        ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    2000     81,000      8,000           Nil              8,500[2]            Nil             Nil
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------

[1]  Ended 31st August.

[2]  Class B Subordinate Voting Shares.

[3]  CEO until 27th March 2001. Chairman from 27th March 2001 to present.

[4]  President until 30th November 2001.

[5] Chief Financial Officer ("CFO") until 27th March 2001. CEO from 27th March 2001 and President/CEO from 1st December 2001 to present.

[6]  Executive In Charge of Production until 5th October 2001.

[7]  Bonus, awarded on successful completion of two films.

[8] Severance payments upon termination of employment, which have been paid in full.

[9]  Consulting fee paid to a company owned by Timothy Gamble.

[10] Chief Financial Officer from April 3, 2001 to August 20, 2002.

[11] Vacation pay upon termination.

[12] Director of Business Affairs from November 23, 1998 to July 31, 2002.

                           LONG TERM INCENTIVE PLANS --
                AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no performance bonuses earned pursuant to long term incentive plans during the most recently completed financial year.

Effective May 9, 2001, the Company eliminated the prior Compensation (Performance Bonus) Plan and implemented a new Compensation (Performance Bonus) Plan available to all employees including Juliet Jones and Timothy Gamble. The new Performance Bonus is not limited in amount and is based on several key indicators including working capital, earnings before interest, depreciation and taxes and free share price cash flow calculation. The performance criteria is predetermined and approved by the Board of Directors each year. The actual bonus calculation and apportionment between employees is recommended by the CEO and is subject to the approval of the Board of Directors.

Pursuant to the Amendment Agreements described under the heading "Employment Agreements", a bonus entitlement of up to 50% of three (3) months base salary for Ms. Jones and up to 100% of three (3) months base salary for Mr. Wingerak was implemented upon certain performance criteria being fulfilled in connection with temporary salary reductions.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, options to purchase an aggregate of 145,000 Class B Subordinate Voting shares were granted to the Named Executive Officers as follows:

                                                      % OF TOTAL                  MARKET VALUE OF
                                                      OPTIONS        EXERCISE     SECURITIES
                       SECURITIES                     GRANTED TO     OR BASE      UNDERLYING
NAME OF NAMED          UNDER                          EMPLOYEES IN   PRICE        OPTIONS ON DATE OF
EXECUTIVE OFFICER      OPTIONS GRANTED (#)            FISCAL YEAR    ($/SHARE)    GRANT ($/SHARE)      EXPIRATION DATE
---------------------- ------------------------------ -------------- ------------ -------------------- ----------------
W.D. Cameron White     10,000 Class B Shares              9.6%          $0.30            $0.30         Aug. 21, 2005
---------------------- ------------------------------ -------------- ------------ -------------------- ----------------
Juliet Jones           100,000 Class B Shares            19.2%          $0.30            $0.30         Aug. 21, 2005
---------------------- ------------------------------ -------------- ------------ -------------------- ----------------
Kent Wingerak          35,000 Class B Shares              2.7%          $0.30            $0.30         Aug. 21, 2005
====================== ============================== ============== ============ ==================== ================


         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

During the most recently completed financial year, no options were exercised by the Named Executive Officers.


                                                                                                  VALUE OF UNEXERCISED IN
                                                        UNEXERCISED OPTIONS AT FISCAL YEAR END    THE MONEY OPTIONS AT
                          SECURITIES      AGGREGATE         EXERCISABLE/ UNEXERCISABLE (#)        FISCAL YEAR END
NAME OF NAMED EXECUTIVE   ACQUIRED ON     VALUE         ----------------------------------------- EXERCISABLE/
OFFICERS                  EXERCISE (#)    REALIZED ($)   CLASS A SHARES     CLASS B SHARES        UNEXERCISABLE ($)
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------

W.D. Cameron White        Nil             N/A           23,025/0            67,000/10,000[1]       Nil/Nil
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------
Timothy Gamble            Nil             N/A           23,250/0            82,000/0               Nil/Nil
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------
Juliet Jones              Nil             N/A           13,800/0           180,000/100,000[1]      Nil/Nil
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------
Garth Albright            Nil             N/A           Nil                 20,000/0[2]            Nil/Nil
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------
Kent Wingerak             Nil             N/A           Nil                 55,000/35,000[1]       Nil/Nil
------------------------- --------------- ------------- ------------------ ---------------------- --------------------------
John Nicolls              Nil             N/A           2,000/0             10,500/0[3]            Nil/Nil
========================= =============== ============= ================== ====================== ==========================

[1] As at August 31, 2002, these options were unexercisable pending the earlier of shareholder approval of amendments to the Company's Amended Share Option Plan, and an equivalent number of options becoming available under the Company's Amended Share Option Plan due to the expiry or cancellation of outstanding options. Such equivalent amount of options have since become available.

[2] As at November 20, 2002 these options were cancelled in connection with termination of employment.

[3] As at November 21, 2002 these options were cancelled in connection with termination of employment.

Except for the Company's Amended Share Option Plan and Compensation (Performance Bonus) Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive

Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

Except as noted below under "Employment Agreements", the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Employment Agreements

Effective 27th March 2001, the Company entered into an Employment Agreement with Juliet Jones. The Agreement provides for, inter alia, a base salary of $175,000 per annum, as well as participation in such executive bonus plan as shall be implemented by the Company. The Agreement also provides that, in the event of a change of control, or if the Agreement is terminated by the Company without cause, Ms. Jones will be provided with two months notice of such termination or will be paid the amount of $29,166.67 in lieu of such notice. Ms. Jones will also receive a lump sum termination payment of $150,000. Ms. Jones' compensation is to be reviewed annually by the Company's Compensation Committee.

Effective 30th November 2001, the Company entered into an Agreement with Timothy Gamble, terminating his employment with the Company. Pursuant to the terms of the Agreement, Mr. Gamble resigned as a director and officer of the Company and all subsidiaries of the Company. Under the Agreement, Mr. Gamble was paid, inter alia, the amount of $50,000 for services performed with respect to the Company's television series "Animal Miracles". In addition, the Company entered into a non-exclusive, Independent Contractor Agreement with Mr. Gamble, which engages Mr. Gamble to provide services to the Company with respect to certain television programs and provides that Mr. Gamble will earn fees from the programs based on certain criteria.

Effective June 19, 2002, the Company entered into an agreement with Kent Wingerak. The agreement provides that in the event of termination of employment without cause, Mr. Wingerak would receive three (3) months salary in lieu of notice or that, upon written notice, within ninety (90) days of a change of control of the Company, if Mr. Wingerak's position is significantly reduced in stature, he would receive six (6) months salary in lieu of notice.

Effective August 1, 2002 the Company entered into temporary Amendment Agreements with Juliet Jones, Kent Wingerak and certain other employees of the Company in connection with their respective Employment Agreements. Pursuant to the Amendment Agreements, a salary reduction was in effect for a term of three (3) months, commencing August 1, 2002 until October 31, 2002. The salaries of Juliet Jones and Kent Wingerak were reduced by 50% during the three-month period. In connection with such salary reductions, a bonus entitlement of up to 50% of three (3) months base salary for Ms. Jones and up to 100% of three (3) months base salary for Mr. Wingerak was implemented upon certain performance criteria being fulfilled and employee stock options were granted.

DIRECTORS

During the previous fiscal year ended August 31, 2001, the Directors of the Company were paid a yearly retainer of $5,000. As well, Directors were paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. For the most recently completed fiscal year, each of the outside Directors and/or Committee Members of the Company have agreed to waive all fees and compensation payable by the Company for meetings attended, with the exception of Vincent Lum, who is due an amount of $16,500. During the last completed financial year, stock options were granted pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer Directors of the Company to purchase up to 30,000 Class B Subordinate Voting Shares of the Company at a price of $0.30 per share on or before three years from the date of grant. Such stock options were granted to non-Named Executive Officer Directors of the Company subject to the approval of amendments to the Company's Amended Share Option Plan by the shareholders of the Company, unless an equivalent number of options become available under the Company's

Amended Share Option Plan due to the expiry or cancellation of outstanding options. Such equivalent number of options have since become available. No stock options were exercised by any non-Named Executive Officer Directors.

Set forth below is a list of all stock options granted by the Company pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (British Columbia) of the Company, outstanding and exercisable at the date of this Information Circular.

                                                                EXERCISE
                               NO. OF CLASS       NO. OF       PRICE PER
NAME OF OPTIONEE                 A SHARES     CLASS B SHARES     SHARE      DATE OF GRANT          EXPIRY DATE
------------------------------ -------------- --------------- ------------- ---------------------- ----------------------
Non-Named Executive
Officer Directors
Alan Hibben                          0            10,000         $0.30      August 21, 2002        August 21, 2005
                                     0            7,500          $3.60      April 12, 2001         April 12, 2004

John Derek Douglas                   0            10,000         $0.30      August 21, 2002        August 21, 2005
                                     0            7,500          $3.60      April 12, 2001         April 12, 2004

Vincent Lum                          0            10,000         $0.30      August 21, 2002        August 21, 2005
                                     0            7,500          $3.60      April 12, 2001         April 12, 2004
                                     0            7,500        $5.00 (US)   February 2, 2000       February 2, 2003
                                   5,000          5,000          $9.50      February 16, 1999      February 16, 2004
--------------------------------------------- --------------- ------------- ---------------------- ----------------------
Other Insiders of the Company
Blair Reekie                        0             45,000         $0.30      August 21, 2002        August 21, 2005
                                    0             15,000         $3.00      December 21, 2000      December 21, 2003
                                    0             15,000         $5.50      January 13, 2000       January 13, 2003
                                  4,000           4,000          $9.50      March 23, 1998         March 23, 2003

Kent Wingerak                       0             35,000         $0.30      August 21, 2002        August 21, 2005
                                    0             20,000         $5.00      July 27, 2000          July 27, 2003

Dave Berenbaum                      0             10,000         $0.30      August 21, 2002        August 21, 2005
                                    0             6,000          $3.00      December 21, 2000      December 21, 2003
                                    0             4,200          $5.50      January 13, 2000       January 13, 2003
                                  2,000           2,000          $9.50      March 23, 1998         March 23, 2003
============================= =============== =============== ============= ====================== ======================


No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and as set out below.

On November 30, 2001, the Company completed a re-financing of its outstanding $5,687,000 subordinated debt. Working Opportunity Fund (EVCC) Ltd. ("WOF") increased its subordinate debt with new debt of $3,960,000, which was used to repay the outstanding indebtedness owed to BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada. In consideration for advancing these funds and agreeing to extend the term of the loan past its February 2002 due date to December 2002, the Company agreed to pay WOF interest at 36% per annum and to grant WOF warrants to purchase up to an aggregate 160,000 Class B Subordinate Voting Shares at a price of $1.255 per share until 30th June 2003. Yad Garcha, who was a Director of the Company at the end of the fiscal year and John Derek Douglas, a Director of the Company, are also insiders of WOF, which in turn is an insider of the Company.

As consideration for not requiring the interest rate to be increased from 18% to 36% per annum, the Company agreed to grant Timothy Gamble, the former Director and President of the Company and W.D. Cameron White, the Chairman of the Company, warrants to purchase up to a total of 70,000 Class B Subordinate Voting Shares at a price of $1.255 per share until 30th June 2003.

It was a further term of the Subordinate Debt refinancing that the Company agreed, subject to regulatory approval, to reduce the exercise price from $5.00 per share to the then current market price of the Company's shares in respect of an aggregate 17,998 Class A Multiple Voting Shares extension warrants and 12,958 Class B Subordinate Voting Shares extension warrants held by Timothy Gamble, Cameron White and WOF which were issued pursuant to Loan Agreements dated August 2000, but not exercisable until after 15th February 2002. The Toronto Stock Exchange declined to approve the reduction in exercise price on all but 2,880 Class A Multiple Voting Share extension warrants held by Mr. Gamble.

                           INTEREST OF CERTAIN PERSONS
                           IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the rules of The Toronto Stock Exchange (the "TSX"), the Company is required to disclose information relating to its system of corporate governance, with reference to the guidelines set out in the TSX Company Manual (the "Guidelines"). The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

                                 PARTICULARS OF
                            MATTERS TO BE ACTED UPON

A.   APPROVAL OF SHARE ISSUANCES

The Company has entered into agreements with regard to a series of transactions (referred to collectively as the "Transactions"), each of which is subject to regulatory approval. Pursuant to the Transactions, the Company is proposing to issue or reserve for issuance an aggregate 16,196,333 Class B Subordinate Voting Shares to effect the Private Placement Financing, Asset Acquisition, Debt Restructuring and Release and Reconstitution of Loan Guarantee described below (referred to collectively as the "Share Issuances"). The transactions are each contingent upon the other transactions and will close concurrently. Management recommends that the shareholders approve the Share Issuances described herein.

Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSX"), shareholder approval is required for share issuances of more than 25% of the number of shares which are outstanding (on a non-diluted basis) at the commencement of any six month period or that materially affect control of the Company. The 16,196,333 Class B Subordinate Shares proposed to be issued or reserved for issuance pursuant to the Share Issuances represent in excess of 25% of the 3,887,845 currently issued shares of the Company and the 8,333,333 Class B Subordinate

Voting Shares proposed to be issued pursuant to the Asset Acquisition represent approximately 28% of the 29,911,044 voting rights attached to the outstanding shares of the Company after the proposed Share Issuances.

The proceeds of the Private Placement Financing are intended to be used for general working capital purposes and will assist the Company in remedying its working capital deficiency and providing growth capital. MANAGEMENT BELIEVES THAT IF SHAREHOLDERS DO NOT APPROVE THE SHARE ISSUANCES, THE COMPANY WILL NOT HAVE ADEQUATE WORKING CAPITAL TO CONTINUE OPERATIONS.

It is anticipated that the Asset Acquisition will provide the Company with $2,500,000 of additional working capital within the next 18 months. In addition, this acquisition will add valuable management expertise and increase the business of the Company in a complementary manner. If the shareholders do not approve the Share Issuances, the Transactions will not take place.

It is proposed that Gary Howsam be appointed Chief Executive Officer of the Company effective December 20, 2002 pending closing of the Asset Acquisition. Gary Howsam is a nominee for director as more particularly described below. Each of the Transactions is at arm's length.

Pursuant to the Transactions, the Company's Board of Directors will be reconstituted in favor of directors with specific financial and entertainment industry experience (See above under the heading "Election of Directors").

The current shareholders of the Company, as a group (on a non-diluted basis) will hold approximately 22.6% of the 17,221,178 issued and outstanding shares of the Company, and approximately 50.7% of the 27,048,044 voting rights attached to the issued and outstanding shares of the Company, immediately following the Share Issuances.

The following table sets out the pro forma share capital (on a non-diluted basis) prior to the Transactions and immediately following the Share Issuances:


                                                PRO FORMA CAPITALIZATION
-------------------------------------------------------------------------------------------------------------------------
                                                                      CLASS A MULTIPLE VOTING      CLASS B SUBORDINATE
                                                                              SHARES                 VOTING SHARES
-------------------------------------------------------------------- --------------------------- ------------------------
Shares issued as at December 13, 2002                                        1,091,874                  2,795,971

Shares to be issued pursuant to the Share Issuances:

Private Placement Financing                                                     Nil                     5,000,000

Asset Acquisition                                                               Nil                     8,333,333

Reserved for Debt Restructuring
                                                                                Nil                        (1)
Reserved for Release and Reconstitution of Loan Guarantee
                                                                                Nil                        (1)
-------------------------------------------------------------------- --------------------------- ------------------------
ISSUED CAPITAL:                                                              1,091,874                 16,129,304
-------------------------------------------------------------------- --------------------------- ------------------------

(1) The proposed Debt Restructuring could result in the additional issuance of a maximum of approximately 2,527,000 Class B Subordinate Voting Shares during the ninety days following December 31, 2004 and the proposed Release and Reconstitution of Loan Guarantee could result in the additional issuance of a maximum of approximately 336,000 Class B Subordinate Voting Shares during the ninety days following December 31, 2005.

AT THE MEETING, THEREFORE, THE MEMBERS WILL BE ASKED TO PASS A RESOLUTION IN THE FORM SET FORTH IN SCHEDULE B TO THIS INFORMATION CIRCULAR, WHICH RESOLUTION APPROVES THE ISSUANCE OR RESERVATION FOR ISSUANCE OF AN AGGREGATE 16,196,333 CLASS B SUBORDINATE VOTING SHARES PURSUANT TO THE PRIVATE PLACEMENT FINANCING, ASSET ACQUISITION, DEBT RESTRUCTURING AND RELEASE AND RECONSTITUTION OF LOAN GUARANTEE. IF SHAREHOLDER APPROVAL OF THE SHARE ISSUANCES IS NOT GIVEN, NONE OF THE TRANSACTIONS WILL PROCEED.

1.   PRIVATE PLACEMENT FINANCING

The Company has agreed to a private placement of 5,000,000 Class B Subordinate Voting Shares at a subscription price of $0.30 per share, which price approximates the market price of the Class B Subordinate Voting Shares at the time the private placement was negotiated, for total proceeds of $1,500,000 (the "Private Placement Financing"). Under the Private Placement Financing, not less than four (4) arm's length investors will irrevocably subscribe and pay an aggregate CDN$1,500,000, in cash, for 5,000,000 Class B Subordinate Voting treasury shares of the Company. The Private Placement Financing is subject to and will close concurrently with the other Transactions.

The Board of Directors believes that the subscription price is reasonable in the circumstances. The proceeds of the Private Placement Financing are intended to be used for general working capital purposes and would assist the Company to remedy its working capital deficiency and provide growth capital. In July 2002, the Company announced that it requires additional capital to enable it to continue operations.

2.   ASSET ACQUISITION

The Company has agreed to acquire a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") and/or its subsidiaries, in consideration for the issuance of 8,333,333 Class B Subordinate Voting Shares of the Company at a deemed price of $0.30 per share (the "Asset Acquisition"). The assets include Film Production Company Assets, the Assigned Receivable Assets and the ongoing business activities of Greenlight Film and Television Inc. ("Greenlight"), a wholly owned subsidiary of CPC, collectively (the "Assets"). The Assets, described herein, are represented by CPC to have a value of not less than CDN$2,500,000.

Greenlight, a Toronto company, has been in business since 1997 and is primarily in the business of producing theatrical motion pictures. In the five years since its inception, Greenlight has produced, through its wholly owned subsidiaries, more than thirty (30) feature films for worldwide distribution. These films, produced and/or executive produced by its President and founder, Mr. Gary Howsam, have been licensed by entities including Lions Gate Entertainment, Artisan Entertainment, Trimark, HBO and Blockbuster, Showtime, Hallmark Entertainment and Encore. Greenlight focuses on films with budgets from $4 million to $25 million, designed both for theatrical release and DVD/television. Following the Acquisition, the Company will continue the future business activities of Greenlight.

The Film Production Company Assets proposed to be acquired by the Company from CPC include five films, held by single purpose companies, that qualify as Canadian content as determined by the CRTC (Canadian Radio-television and Telecommunications Commission), four (4) of which are being produced under tax treaties between Canada and the UK. The films, which are presently in production, have aggregate Canadian budgets of approximately $26.5 million. The five companies are wholly owned by CPC or its subsidiaries and their feature films are described as follows:

     1. GFT Crime Spree Films Inc. is in production of a feature film "Crime Spree", a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman. Crime Spree is scheduled to be delivered in January, 2003.

     2. GFT Absolon Films Inc. is in production of a feature film "Absolon", a futuristic thriller starring Christopher Lambert and Lou Diamond Philips. This film is scheduled for delivery in January, 2003.

     3. GFT Rough Rider Films Inc. is in production of "Partners in Action", an action thriller starring Armand Assante and directed by Sidney J. Furie. This film is scheduled for delivery in December, 2002.

     4. GFT Detention Films Inc. is in production of "Detention", an action thriller starring Dolf Lungren and directed by Sidney J. Furie. This film is scheduled for delivery in March, 2003.

     5. GFT Limit Films Inc. is in production of "The Limit", a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb. This film is scheduled for delivery in June, 2003.

The above single purpose production companies (collectively the "Prodcos") own majority copyright and certain residual rights to the above noted feature films. Prior to closing of the Acquisition, Greenlight will transfer 100% of the shares of the Prodcos to GFT Entertainment Inc., a newly incorporated company. Upon closing, the Company will acquire 100% of the shares of GFT Entertainment Inc.

The Assigned Receivable Assets to be acquired by the Company are as follows:

     1. Federal and Ontario tax credit receivables due to the Prodcos in the estimated amount of CDN$280,000;

     2.   Interim collateral deposit release of CDN$300,000;

     3. Ownership of loan due to a subsidiary of CPC from GFT Limit Films Inc. in the amount of US$959,713; and

     4. Assignment of CDN$408,000 due to CPC with respect to proceeds of France exploitation of Crime Spree (the "French Proceeds"). Provided that the Company receives actual cash from the Assigned Receivable Assets and from the Film Production Company Assets in the amount of CDN$2,500,000, the Company shall remit any further cash received from these assets to CPC until an amount equal to the French Proceeds actually received by the Company has been recouped by CPC.

The Company retained Ellis Foster, Chartered Accountants to provide an independent estimate of the fair market value of the Assets. The conclusion of such estimate was that, as at November 15, 2002, the fair market value of the Assets proposed to be acquired by the Company is not less than CDN$2,500,000.

The Board of Directors of the Company believes that CDN$2,500,000 is a reasonable price for the Assets and that $0.30 per share is a reasonable price per share in the circumstances for the issuance of 8,333,333 Class B Subordinate Voting Shares pursuant to the Asset Acquisition.

In connection with the proposed Asset Acquisition, the President of Greenlight, Gary Howsam, who is a producer with over twenty years experience at an executive level, is to become the new President and CEO of the Company. The Company's current President and Chief Executive Officer, Juliet Jones, will continue her employment with the Company throughout a transition period and her ongoing employment will be determined by mutual approval. Mr. Howsam is to be appointed CEO of the Company effective December 20, 2002. He is also a nominee for director of the Company.

The Asset Acquisition is estimated to provide the Company with $2,500,000 of additional working capital within the next eighteen (18) months, further assisting the Company in improving its financial position. In addition, management believes the Asset Acquisition will add valuable management expertise and increase the business of the Company in a complimentary manner.

3.   DEBT RESTRUCTURING

The Company has agreed to a restructuring of the debt (the "Debt Restructuring") due to Fremantle Media Enterprises Ltd. ("Fremantle").

As at the date of this Information Circular, the Company is indebted to Fremantle in the approximate aggregate principal amount of CDN$7.58 million, accruing interest at a rate of 10% per annum (the "Fremantle Debt"). The Fremantle Debt is secured, providing Fremantle with a fixed and floating charge over all of the assets of the Company and its subsidiaries and a specific charge on certain assets held by the Company or its subsidiaries, subject to certain other priority charges.

Pursuant to the proposed Debt Restructuring, and subject to and coincidentally with the closing of the other Transactions, Fremantle has agreed that the scope of the Fremantle Debt and collateral charged will be restricted to the business, assets and undertaking of the Company as they exist immediately prior to the closing of the Transactions and any proceeds derived from the pre-existing business of the Company after those closings. Fremantle will not have any recourse, right or claim against any funding, proceeds and/or assets conveyed to the Company as a result of the Private Placement Financing or Asset Acquisition.

Upon closing of the Transactions, the pre-existing assets and undertaking of the Company will be conveyed to one or more new or existing wholly-owned subsidiaries of the Company on the condition that such conveyance will not adversely affect the Fremantle Debt. The new subsidiary(s) will assume the Fremantle Debt and the Company will be released from liability in respect of the Fremantle Debt. Payments on the Fremantle Debt shall be made directly from the income stream of the new subsidiary(s). The Company will manage the business of the new subsidiary(s), subject to Fremantle's approval of operating budgets and business plans.

It is a term of the proposed Debt Restructuring that the Company deliver, on or before the closing of the Transactions, an instrument in favour of Fremantle that evidences the principal amount of the Fremantle Debt and permits Fremantle, for a period of ninety (90) days from December 31, 2004, to convert, subject to regulatory approval, such principal amount outstanding at December 31, 2004, into Class B Subordinate Voting Shares of the Company at the lower price of either (a) CDN$5.00 per share or (b) the closing price of the Class B Subordinate Voting Shares for the thirty (30) days prior to December 31, 2004, provided that in no event shall the conversion price be less than CDN$3.00 per share. If the whole of the principal amount of the Fremantle Debt, (excluding interest), remains outstanding at December 31, 2004 and the 30-day average closing price of the shares is CDN$3.00 or less, the maximum number of shares issuable on such conversion would be 2,527,000 Class B Subordinate Voting Shares.

The restructuring of the Fremantle debt will further assist the Company in improving its financial position.



4.   RELEASE AND RECONSTITUTION OF LOAN GUARANTEE

The Company has agreed to a reconstitution of a loan guarantee (the "Release and Reconstitution of Loan Guarantee") provided to Comerica Bank - California ("Comerica") with respect to the guarantee of a loan from Comerica to Big Sound Productions Inc. of the United Kingdom, an unrelated company controlled by Jamie Brown, a nominee for director of the Company.

There is approximately US$1.075 million due to Comerica under the loan agreement, which is currently in default. Big Sound Productions Inc. was the Company's co-production partner on its 22 episode television series, "Big Sound". In the event that the loan is in default, the Company may at its option assume all of the co-producer's rights and interest to the series, subject to Comerica's charge on the rights to the proceeds from exploitation of the series in certain international territories (the "Exploitation Rights").

Pursuant to the Release and Reconstitution of Loan Guarantee and subject to and coincidentally with the closing of the other Transactions, Comerica will release the Company from its guarantee of the loan and the guarantee shall be reconstituted into the form of a non-interest bearing, unsecured liability (the "Comerica Liability"). Furthermore, Comerica has agreed that, with the exception of the Exploitation Rights, the scope of the Comerica Liability will be restricted to the business, assets and undertaking of the Company as they exist immediately prior to the closing of the Transactions and any proceeds derived from the pre-existing business of the Company after these closings, subject to the secured creditors and the priority of the Fremantle Debt. Comerica will not have any recourse, right or claim against any funding, proceeds and/or assets conveyed to the Company as a result of the Private Placement Financing or Asset Acquisition.

Upon closing of the Transactions, the pre-existing assets and undertaking of the Company will be conveyed to one or more new or existing wholly-owned subsidiaries of the Company as described in the section entitled "Debt Restructuring" above. The new subsidiary(s) will assume the Comerica Liability and the Company will be released from liability in respect of the guarantee. Payments of the Comerica Liability shall be made directly from the income stream of the new subsidiary(s), subject to priority and security interests.

It is a term of the Release and Reconstitution of Loan Guarantee that the Company deliver on or before the closing of the Transactions, an instrument in favour of Comercia that evidences the principal amount of the Comerica Liability and permits Comerica, for a period of ninety (90) days from December 31, 2005, to convert, subject to regulatory approval, such principal amount outstanding at December 31, 2005, into Class B Subordinate Voting Shares of the Company at a price of CDN$5.00 per share. If the whole of the current balance of the Comerica Liability of US $1.075 million, remains outstanding at December 31, 2005, the maximum number of shares issuable on such conversion, based on the August 31, 2002 US exchange rate of $1.56, would be 335,077 Class B Subordinate Voting Shares.


B.   APPROVAL OF FUTURE PRIVATE PLACEMENTS

In order for the Company to raise funds to expand its activities, the Company may require further funding which would be raised under one or more private placements.

At the Meeting, members will be asked to pass a resolution, in addition to the resolution in respect of the proposed Share Issuances referred to above under the heading "Approval of Share Issuances", authorizing the Board of Directors to enter into one or more private placements, in addition to the Private Placement Financing and Asset Acquisition, in the 12 month period following the Meeting, to issue additional shares to subscribers who are substantially at arm's length to the Company. Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSX"), shareholder approval is required for the issuance of shares by private placement of more than 25% of the number of shares which are currently outstanding (on a non-diluted basis) in any six month period. Management is proposing that the reference to the number of shares currently outstanding be a reference to the number of shares outstanding after giving effect to the Share Issuances contemplated above under the headings "Approval of Share Issuances - Private Placement Financing and Asset Acquisition". In this regard, there are currently an aggregate of 3,887,845 shares of all classes issued and outstanding. Following such Share Issuances, there will be an aggregate of 17,221,178 shares of all classes issued and outstanding. Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

It is not the intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities. The issuance of shares pursuant to these private placements will not materially affect control of the Company. Each such private placement will be made in accordance with applicable by-laws and rules of the TSX, which require the approval of the TSX prior to completion of each individual private placement. These rules provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts as set forth below:


                        MARKET PRICE                                           MAXIMUM DISCOUNT THEREFROM
                        ------------                                           --------------------------
                        $0.50 or less                                                     25%
                       $0.51 to $2.00                                                     20%
                         Above $2.00                                                      15%

As well, warrants may accompany shares issued under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSX Company Manual (the "Manual") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions. The Manual, however, permits this restriction to be relaxed with shareholder approval on certain terms.

Shareholders are being asked, therefore, to pass a resolution, in addition to the resolution in respect of the proposed Share Issuances referred to above under the heading "Approval of Share Issuances", authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

     1. All of the private placement financings will be carried out in accordance with the guidelines of the TSX in accordance with paragraphs 619 and 622 of the Manual.

     2. Such future private placements would not result in additional shares of the Company being issued in any amount exceeding the number of issued and outstanding shares (in the aggregate) of the Company after giving effect to the share issuances described under the headings "Approval of Share Issuances - Private Placement Financing and Asset Acquisition" set out above.

     3. Any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSX unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule C attached to this Information Circular.

C.   APPROVAL OF AMENDMENTS TO AMENDED SHARE OPTION PLAN

The Company has an outstanding Share Option Plan (the "Plan") which was approved by the Company's shareholders on January 20, 1998. On July 14, 1999 and February 21, 2001 the Company's shareholders approved amendments to the Plan (the "Amended Plan"). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 115,950 Class A Multiple Voting Shares and 650,000 Class B Subordinate Voting Shares. Options to purchase Class A Multiple Voting Shares and Class B Subordinate Voting Shares have been exercised or cancelled, such that at the date of this Information Circular, options to purchase up to 19,800 Class A Multiple Voting Shares and 519,600 Class B Subordinate Voting Shares are outstanding. The Amended Plan further provides that any options granted after 14th July 1999 may only be exercisable into Class B Subordinate Voting Shares.

The purpose of the Amended Plan is to advance the interests of the Company through the acquisition of shares of the Company (the "Shares") by its directors, officers, employees and others who assist in the conduct and growth of its business ("Participants"). This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Amended Plan is structured to permit option grants to Participants, including Incentive Stock Option grants to employees and employee/directors of the Company or its affiliates in accordance with U.S. federal income tax laws, and provides that the maximum number of Shares reserved for issuance to any one Participant upon the exercise of options shall not exceed 5% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to such reservation for issuance. Under the Amended Plan, the exercise price must be determined by the Board of Directors of the Company and shall not be less than the higher of (i) the Fair Market Value (as defined in the Amended Plan) of the Shares on the date the option is granted and, if the Participant is a Restricted Shareholder (as defined in the Amended
Plan), shall not be less than 110% of the Fair Market Value of the Shares on the date the option is granted, and (ii) the average of the daily high and low board lot trading prices of the Shares on The Toronto Stock Exchange (or, if the Shares are not then listed on such exchange, the American Stock Exchange or such other stock exchange on which the Shares are listed, posted and called for trading) (the "Exchange") over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days. In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Shares as determined by the Board of Directors in its sole discretion. The shares in respect of which options are granted but expire, terminate or are surrendered unexercised are available for subsequent option grants.

The period during which options may be exercised shall be determined by the Board of Directors, in its discretion, to a maximum of ten years from the date the option is granted, except as the same may be reduced with respect to any option on termination of employment or death of the Participant and except that no Participant who is a Restricted Shareholder may be granted an Incentive Stock Option which is exercisable after the expiration of five years after the date of the grant of the option.

The Amended Plan provides that a Participant may, rather than exercise options which he or she is entitled to exercise, elect in lieu of receiving the Shares to which such Participant would have been entitled on exercise of such options ("Designated Shares"), to receive instead the number of Shares, disregarding fractions which, when multiplied by the fair value per share (which shall be the weighted average trading price of the Shares on the Exchange (or if the Shares are not listed and posted for trading on the Exchange, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as selected by the Board of Directors) during the five (5) days preceding the date of determination) of the Designated Shares, is equal to the product of the number of Designated Shares times the difference between the fair value and the exercise price per share of the Designated Shares.

The Board of Directors in its sole discretion may from time to time appoint a Committee of no less than two members of the Board of Directors to administer the Amended Plan and, subject to, and to the extent required by, applicable law to exercise all of the powers, authority and discretion of the Board of Directors under the Amended Plan and may from time to time remove members from, or add members to, the Committee, and vacancies on the Committee shall be filled by the Board of Directors. The Board of Directors may abolish the Committee at any time or revest in the Board of Directors the administration of the Amended Plan. The Committee shall report to the

Board of Directors the names of Participants granted options under the Amended Plan, the number of Shares covered by each such option and the terms and conditions of each such option.

In light of the purpose of the Amended Plan, the Company is of the view that it is appropriate to have approximately 20% of its issued capital reserved for issuance upon the exercise of options granted pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan). As at the date of this Information Circular, there are an aggregate 3,887,845 Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding, such that approximately 20% thereof is 777,569. Upon closing of the Private Placement Financing and Asset Acquisition more particularly described above under the heading "Approval of Share Issuances", there will be an aggregate 17,221,178 Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding such that approximately 20% thereof is 3,444,235. As there are currently options to purchase 19,800 Class A Multiple Voting Shares outstanding and options to purchase up to 5,500 Class A Multiple Voting Shares have been exercised and no further options to purchase Class A Multiple Voting Shares may be granted under the Amended Plan, the Company is proposing that the Amended Plan be further amended by decreasing the number of Class A Multiple Voting Shares issuable upon the exercise of options from 115,950 to 25,300 and ;

(a) if the Share Issuances are approved, reducing the percentage of shares reserved for issuance upon the exercise of options to 15% of the Company's issued capital, and increasing the number of Class B Subordinate Voting Shares issuable upon the exercise of options from 650,000 to 2,560,000, on the closing of the Private Placement Financing and Asset Acquisition; or

(b) if the Share Issuances are not approved, increasing the number of Class B Subordinate Voting Shares issuable upon the exercise of options from 650,000 to 750,000;

subject to adjustment or increase of such number pursuant to Section 2.10 of the Amended Plan.

Section 2.04 of the Amended Plan entitled "Limits with Respect to Insiders" provides that:

(a) The number of Shares issuable to Insiders pursuant to options granted under the (Amended) Plan, together with Shares issuable to Insiders under any other Share Compensation Arrangement of the Company, shall not:

     (i) exceed 10% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option; or

     (ii) result in the issuance to Insiders, within a one year period, of in excess of 10% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option.

(b) The number of Shares issuable to any Insider and such Insider's Associates pursuant to options granted under the (Amended) Plan, together with Shares issuable to such Insider or such Insider's Associates under any other Share Compensation Arrangement of the Company shall not, within a one year period, exceed 5% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option.

The term "Insider" is defined in the Amended Plan as having the meaning ascribed to it in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company, but the Amended Plan excludes from such definition a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary of the Company and any Associates of an Insider.

In accordance with the terms of the Amended Plan, the proposed amendments to the Amended Plan are subject to the approval of the stock exchanges upon which the Company's Shares are listed or of other regulatory bodies having jurisdiction over the securities of the Company. Furthermore, the rules of The Toronto Stock Exchange (the "TSX") require that any amendment to a stock option plan must be pre-cleared with the TSX and, if there is a proposal to increase the maximum number of shares issuable under the Amended Plan, then such proposal must be approved by a majority of the votes cast, in person or by proxy, at the shareholders meeting. The American Stock Exchange has similar shareholder approval requirements. The rules of the TSX also require, in certain circumstances, shareholder approval by a majority of the votes cast other than respecting securities owned by insiders to whom shares may be issued under the stock option plan or their associates but, because of the limitations set out in
Section 2.04 limits with respect to Insiders of the Amended Plan, insiders and their associates will be permitted to vote on the proposed resolution, provided the resolution is not amended to remove these limitations.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule D to this Information Circular.

In the event the proposed amendments to the Amended Plan, or a modified version thereof, are not approved by the requisite vote of shareholders, the proposed amendments to the Amended Plan will not be proceeded with.

The Amended Plan incorporating the proposed further amendments will be available for inspection at the Meeting. The Directors recommend that the members approve the proposed amendments to the Amended Plan.

                            ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces. The Company files an Annual Information Form with such securities commissions. Copies of the Company's Annual Information Form, Information Circular and the most recent consolidated and audited financial statements are available on request from the Company's CEO. The Company may charge reasonable fees if the request is made by someone other than a holder of securities in the Company.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                        APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "Juliet Jones"
                                President and CEO

                                  SCHEDULE "A"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                        STATEMENT OF CORPORATE GOVERNANCE

                             As at December 13, 2002

          CORPORATE GOVERNANCE GUIDELINE                           COMMENTS
          ------------------------------                           --------
1.        Board should explicitly assume responsibility for        In accordance with the Company Act (British Columbia), the
          stewardship of the Company, and specifically for:        business of the Company is managed under the direction of its
                                                                   Board of Directors. The President/Chief Executive Officer (the
                                                                   "CEO") makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with other members of Senior Management. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

          a.     Adoption of a strategic planning process and      The duties of the Board of Directors include the review on an
                 approval of a strategic plan                      ongoing basis of the strategic plan of the Company, a discussion of such plan with the President/CEO, an assessment of the
                                                                   opportunities and risks identified and approval of the plan.

          b.     Identification of principal risks, and            The Board of Directors' duties include the review of overall
                 implementing risk managing systems                business risks and the Company's practices and policies for dealing with these risks.

          c.     Succession planning and monitoring senior         The Compensation Committee reviews, reports and, where
                 management                                        appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.

          d.     Communications policy                             It is the duty of each of the Board of Directors, the Audit
                                                                   Committee and the Chief Financial Officer ("CFO") to review and, where required, approve statutory disclosure documents prior to their distribution to shareholders.

                                                                   In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer or investor relations consultant for response,
                                                                   consideration or action. Management promptly advises the Board of
                                                                   Directors if any significant issues are raised by shareholders.
                                                                   In addition, the Company com-


                                                                   municates with its shareholders, securities analysts and media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

          e.     Integrity of internal control and management      The Board of Directors duties include the assessment of the
                 information systems                               integrity of the Company's internal controls and information systems. In addition, the Audit Committee has oversight
                                                                   responsibility of internal controls and management information systems.

2.        Majority of Directors should be unrelated                The Board of Directors is currently composed of five persons. Of
          (independent of management and free from any             the five Directors, three are "unrelated" under the Guidelines
          interest and any business or other relationship          and the two others are Senior Officers of the Company. The
          which could, or could reasonably be perceived to,        Company does not presently have any "significant shareholder" as
          materially interfere with the director's ability to      that term is defined in the Guidelines.
          act with a view to the best interests of the
          company, other than interests and relationships
          arising from shareholding and the Company has a
          significant shareholder, if some Directors should
          have no interests in or relationship with either
          the Company or the significant shareholder.  A
          significant shareholder is defined as "a
          shareholder with the ability to exercise a majority
          of the votes for the election of the board of
          directors".

3.        The Board is required to disclose, for each              Juliet Jones:  Related.  President and Chief
          Director, whether he is related, and how that            Executive Officer of the Company.
          conclusion was reached.
                                                                   W.D. Cameron White:  Related.  Chairman of the
                                                                   Company.

                                                                   Vincent Lum. Unrelated.

                                                                   Alan Hibben. As a nominee of RBC Capital
                                                                   Partners.  Unrelated.

                                                                   John Derek Douglas.  As a nominee of Working
                                                                   Opportunity Fund (EVCC) Ltd.  Unrelated.

                                                                   The Board is cognizant of the fact that during the past term, Mr.
                                                                   Douglas was a nominee of a lender, and Mr. White was also a lender, to the Company of amounts, the repayment of which was secured by charges on the assets of the Company and its
                                                                   subsidiaries, but considers that the only "related directors" are the Directors that are corporate officers or members of
                                                                   management. No other Directors are felt to have any business or other interest that could materially interfere with the
                                                                   Directors' ability to act in the best interests of the Company.

4.        The board of directors of every corporation should       The President/CEO submits to the Executive/Corporate Governance
          appoint a committee of directors composed                Committee candidates to fill vacancies on the Board of Directors.
          exclusively of outside (non-management) directors,       If the candidacy is endorsed by the Executive/ Corporate
          a majority of whom are unrelated directors, with         Governance Committee, it is then submitted for approval to the
          the responsibility for proposing to the full board       Board of Directors. While there is no formal process for
          new nominees to the board and for assessing              assessing the Directors on an ongoing basis, the Directors feel
          directors on an ongoing basis.                           free to discuss specific situations from time to time among themselves and/or with the President/CEO and if need be, steps are taken to remedy the situation.

                                                                   The Executive/Corporate Governance Commit-tee is composed of one member of Senior Management, one related outside Director and one unrelated outside Director.

5.        Implement a process for assessing the effectiveness      See Item 4 above.
          of the Board, its Committees and individual
          Directors.

6.        Provide orientation and education programs for new       There are no formal orientation or education programs for new
          Directors.                                               Directors, however new Directors are provided with information and documentation relating to the commercial activities of the
                                                                   Company and the internal organization of the Company. Senior
                                                                   Management and certain of the Directors also meet with potential new Directors. The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.        Consider reducing size of Board, with a view to          The Board of Directors is of the view that its size and
          improving effective decision making.                     composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a
                                                                   decision-making body.

8.        Board should review compensation of Directors in         The Compensation Committee of the Board of Directors reviews
          light of risks and responsibilities.                     periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

9.        Subject to Guideline 13, committees of the Board         The Compensation Committee is composed of two
          should generally be composed of outside                  unrelated outside Directors.
          (non-management) Directors, a majority of whom are
          unrelated Directors.                                     The Audit Committee is composed of three unrelated
                                                                   Directors.

                                                                   The Executive/Corporate Governance Commit-tee is presently composed of two related Directors and one unrelated outside
                                                                   Director.

10.       Board should expressly assume responsibility for,        The Board of Directors is responsible for
          or assign to a committee the general responsibility      developing and monitoring the Company's approach
          for, developing the approach to corporate                to governance issues and for the Company's
          governance issues.                                       response to the Guidelines.

11.       a.     Define limits to management's
                 responsibilities by developing position
                 descriptions for:

                 (i)   the Board:                                  The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility which is not delegated to either management or a committee remains with the Board. Except where specifically delegated to management, generally, all matters of policy and all actions proposed to be taken which are not ordinary course business require the prior approval of the Board or of a Board Committee to which approval authority has been delegated.


                 (ii)  the CEO                                     The corporate objectives which the President/CEO is responsible for meeting, with the rest of Management placed under her
                                                                   supervision, and against which she is assessed, are determined by the strategic plans and the budget as same are approved on an on-going basis by the Company's Board of Directors.

          b.     Board should approve CEO's corporate              See Item 11(a)(ii).
                 objectives.

12.       Implement structures and procedures to ensure the        While there is no formal structure in place to ensure that the
          Board to function independently of management.           Board can function independently of Management, the Chairman of the Board of Directors of the Company is not a member of
                                                                   Management. Furthermore, the Board is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, if the circumstances were to so require.

13.       a.     Establish an Audit Committee with a               The roles and responsibilities of the Audit Committee include the
                 specifically defined mandate.                     review of the Annual and quarterly financial statements of the
                                                                   Company. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

          b.     All members should be unrelated Directors         The Audit Committee is composed of three unrelated
                 who are financially literate and at least         Directors who are financially literate and at
                 one member should have accounting or related      least one member should have accounting or related
                 financial expertise.                              financial expertise.


14.       Implement a system to enable individual Directors        Individual Directors could, if required, retain
          to engage outside advisors, at the Company's             outside advisors at the Company's expense.
          expense.

                                  SCHEDULE "B"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           APPROVAL OF SHARE ISSUANCES


"NOW THEREFORE BE IT RESOLVED THAT:

1. The issuance and reservation for issuance of an aggregate 16,196,333 Class B Subordinate Voting Shares of the Company pursuant to the Private Placement Financing, Asset Acquisition, Debt Restructuring and Release and Reconstitution of Loan Guarantee described in the Company's Information Circular dated December 18, 2002 under the heading "Particulars of Matters to be Acted Upon - Approval of Share Issuances" be and is hereby approved.

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

                                  SCHEDULE "C"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      APPROVAL OF FUTURE PRIVATE PLACEMENTS


"NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Company be and are hereby authorized and directed to arrange from time to time, one or more private placements in the capital of the Company, in addition to the "Private Placement Financing and Asset Acquisition" described in the Company's Information Circular dated December 18, 2002 under the heading "Particulars of Matters to be Acted Upon - Approval of Share Issuances", subject to the following terms;

     (a) all private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

     (b) the future private placements will not result in additional shares of the Company being issued in an amount exceeding the number of issued and outstanding shares (in the aggregate) of the Company after giving effect to the share issuances described under the heading "Particulars of Matter to be Acted Upon - Approval of Share Issuances - Private Placement Financing and Asset Acquisition" in the Company's Information Circular dated December 18, 2002; and

     (c) any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

                                  SCHEDULE "D"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                     AMENDMENTS TO AMENDED SHARE OPTION PLAN


"NOW THEREFORE BE IT RESOLVED THAT:

1. The Company's Amended Share Option Plan be and the same is hereby amended by deleting the figures "115,950" Class A Multiple Voting Shares and "650,000" Class B Subordinate Voting Shares from Section 2.03 thereof and substituting in their place the figures "25,300" Class A Multiple Voting Shares and, if the Share Issuances described in the Company's Information Circular dated December 18, 2002 under the heading "Particulars of Matters to be Acted Upon - Approval of Share Issuances - Private Placement Financing and Asset Acquisition" are approved, "2,560,000" Class B Subordinate Voting Shares or failing such approval, "750,000" Class B Subordinate Voting Shares and such amendments are hereby approved; and

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                          Suite 500, 56 East 2nd Avenue
                        Vancouver, B.C., Canada, V5T 1B1
                     Tel: (604) 681-9308 Fax: (604) 681-3299

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  PROXY FOR THE 2003 ANNUAL GENERAL MEETING OF
                 MEMBERS TO BE HELD ON MONDAY, 20th JANUARY 2003

The undersigned member of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company") hereby appoints Juliet Jones, a director and President and CEO of the Company or failing her, W.D. Cameron White, a director and Chairman of the Board of the Company, or in place of the foregoing ______________, as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2003 Annual General Meeting of Members of the Company to be held on Monday, 20th January 2003 and at any adjournment thereof and, on a poll, the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:

1.         To appoint KPMG, Chartered Accountants, as Auditors of the Company:                  In favour:
                                                                                                            --------
                                                                                          Withhold Vote:
                                                                                                            --------

2.         To authorize the directors to fix the remuneration of the Auditors                   In favour:
                                                                                                            --------
                                                                                                  Against:
                                                                                                            --------

3.         To determine the number of directors at five (5):                                    In favour:
                                                                                                            --------
                                                                                                 Against::
                                                                                                            --------

4.         (a)      To elect as directors all the persons named in 4(b) below:                  In favour:
                                                                                                            --------
                                                                                          Withhold Vote:
                                                                                                            --------
OR
           (b)      To elect as a director:

                    Juliet Jones                                                                In favour:
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Gary Howsam                                                                  In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Richard K. Watson                                                            In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Jamie Brown                                                                  In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Nelson Thall                                                                 In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

5.       To pass a resolution approving the issuance or reservation for issuance of an aggregate 16,196,333 Class B Subordinate Voting shares of the
         Company pursuant to the Private Placement Financing, Asset Acquisition,
         Debt Restructuring and Release and Reconstitution of Loan Guarantee
         described under the heading "Particulars of Matters to be Acted Upon -
         Approval of Share Issuances" in the Company's Information Circular
         dated December 18, 2002;
                                                                                                 In favour
                                                                                                            --------
                                                                                                   Against
                                                                                                            --------


6. To pass a resolution authorizing the directors to arrange from time to time additional private placements that are substantially at arm's length, in accordance with The Toronto Stock Exchange guidelines, not materially affecting control of the Company and not to exceed the number of issued and outstanding shares in the aggregate of the Company after giving effect to the share issuances described under the heading "Particulars of Matters to be Acted Upon - Approval of Share Issuances - Private Placement Financing and Asset Acquisition" in the Company's Information Circular dated December 18, 2002;

                                                            In favour:
                                                                        --------
                                                              Against:
                                                                        --------

7. To pass a resolution amending the Company's Amended Share Option Plan to increase the number of shares of the Company reserved for issuance thereunder described under the heading "Particulars of Matters to be Acted Upon - Approval of Amendments to Amended Share Option Plan" in the Company's Information Circular dated December 18, 2002:

                                                            In favour:
                                                                        --------
                                                              Against:
                                                                        --------

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED HEREIN TO ACT AS THE MEMBER'S PROXY, THE SHARES REPRESENTED HEREBY SHALL, ON ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of 2003 Annual General Meeting of Members and the accompanying Information Circular dated December 18, 2002.

If this form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.


DATED this ________________ day of ___________________________, 200____.

------------------------------------
Name (Please Print)                      Number of Shares Held:

------------------------------------
Address

------------------------------------     ---------------------------------------


------------------------------------
Signature

                             NOTES TO FORM OF PROXY

1. IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2. This form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3. This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at Suite 500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 not less than one hour prior to the time of the holding of the Meeting or any adjournment thereof.

                                   RETURN CARD

Dear Shareholder:


If you wish to have your name put on the Supplemental Mailing List of PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company"), such that you shall be mailed copies of the Company's interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company's Head Office at Suite 500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1.



NAME: (PLEASE PRINT)
                                        ----------------------------------------


ADDRESS (INCLUDING POSTAL/ZIP CODE):
                                        ----------------------------------------



                                        ----------------------------------------

NUMBER AND CLASS OF VOTING
SECURITIES HELD:
                                        ----------------------------------------



SIGNATURE:
                                        ----------------------------------------